Exhibit 99.1

Allot Communications Announces Departure of Director

HOD HASHARON, Israel, July 16, 2014 /PRNewswire/ -- Allot Communications Ltd. (NASDAQ:ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband operators and cloud providers, today announced that Dov Baharav, a member of the company’s board of directors since 2013, advised the company that he has decided to step down from the company’s board of directors effective July 16, 2014, due to increasing time commitments in connection with his recent appointment as chairman of Gilat Satellite Networks Ltd.  Mr. Baharav also served as a member of the company’s compensation and nomination committee and audit committee. The board and management wish to thank Mr. Baharav for his contribution and service to the company and wish him well in future endeavors.

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE:ALLT) is a leading global provider of intelligent broadband solutions that put mobile, fixed and enterprise networks at the center of the digital lifestyle and workstyle. Allot's DPI-based solutions identify and leverage the business intelligence in data networks, empowering operators to analyze, protect, improve and enrich the digital lifestyle services they deliver. Allot's unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables network operators worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

Forward Looking Statement

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Allot Communications

Maya Lustig | Director of Corporate Communications
+972.9.7616851| mlustig@allot.com

Finn Partners for Allot Communications
Amy Farrell, 617-366-7149, amy.farrell@finnpartners.com